UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share**

American Depositary Shares

(Title of Class of Securities)

16944W104***

(CUSIP Number)

Zhengdong Zhu

18th Floor, Xueyuan International Tower

1 Zhichun Road

Haidian District

Beijing 100083, China

Telephone: +86-10-8231-9999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing 4 ordinary shares.
***	CUSIP number of the American Depositary Shares.

CUSIP No. 16944W104

1.	Names of reporting persons. Zhengdong Zhu
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 63,969,481[1]
	9.	Sole dispositive power 0[1]
	10.	Shared dispositive power 63,969,481[2]
11.	Aggregate amount beneficially owned by each reporting person 63,969,481[2]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 44.3%[2]
14.	Type of reporting person (see instructions) IN

[1]	Includes (i) 13,337,265 ordinary shares and 1,016,354 ADSs, representing 4,065,416 ordinary shares, held by Champion Shine Trading Limited, a company wholly owned by Zhengdong Zhu; (ii) 46,396,800 ordinary shares held by Champion Education Holdings Limited, (iii) 90,000 ordinary shares held by Baohong Yin, and (iv) 20,000 ADSs, representing 80,000 ordinary shares, held by Baohong Yin.

Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Zhengdong Zhu may be deemed to share the voting and dispositive power over the 64,168,311 ordinary shares held by Baohong Yin as well as the ordinary shares issuable upon exercise of options held Baohong Yin. Zhengdong Zhu disclaims beneficial ownership of such 90,000 ordinary shares held by Baohong Yin and such 20,000 ADSs, representing 80,000 ordinary shares, held by Baohong Yin, in each case except to the extent of his pecuniary interest.

[2]	Based on 144,348,785 outstanding ordinary shares as of March 11, 2014, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 12, 2014.

CUSIP No. 16944W104

1.	Names of reporting persons. [Please create a separate cover sheet for each entity]. Baohong Yin
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 63,969,481[3]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 63,969,481[4]
11.	Aggregate amount beneficially owned by each reporting person 63,969,481[4]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 44.3%[4]
14.	Type of reporting person (see instructions) IN

[3]	Includes (i) 13,337,265 ordinary shares held by Champion Shine Trading Limited, a company wholly owned by Zhengdong Zhu; (ii) 46,396,800 ordinary shares held by Champion Education Holdings Limited, (iii) 90,000 ordinary shares held by Baohong Yin, and (iv) 20,000 ADSs, representing 80,000 ordinary shares, held by Baohong Yin.

Baohong Yin and Zhengdong Zhu are husband and wife. Baohong Yin may therefore be deemed to share the voting and dispositive power over ordinary shares held by Champion Shine Trading Limited, Champion Education Holdings Limited and Zhengdong Zhu. Baohong Yin disclaims beneficial ownership of the 13,337,265 ordinary shares held by Champion Shine Trading Limited and 46,396,800 ordinary shares held by Champion Education Holdings Limited, in each case except to the extent of her pecuniary interest.

[4]	Based on 144,348,785 outstanding ordinary shares as of March 11, 2014, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 12, 2014.

CUSIP No. 16944W104

1.	Names of reporting persons. [Please create a separate cover sheet for each entity]. Champion Shine Trading Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 17,402,681[5]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 17,402,681[6]
11.	Aggregate amount beneficially owned by each reporting person 17,402,681[6]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.1%[6]
14.	Type of reporting person (see instructions) CO

[5]	Includes 13,337,265 ordinary shares and 1,016,354 ADSs, representing 4,065,416 ordinary shares, held by Champion Shine Trading Limited. Champion Shine Trading Limited, as a company wholly owned by Zhengdong Zhu, may be deemed to share the voting and dispositive power over such 17,402,681 ordinary shares of the Issuer.
[6]	Based on 144,348,785 outstanding ordinary shares as of March 11, 2014, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 12, 2014.

CUSIP No. 16944W104

1.	Names of reporting persons. [Please create a separate cover sheet for each entity]. Champion Education Holdings Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 46,396,800[7]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 46,396,800[8]
11.	Aggregate amount beneficially owned by each reporting person 46,396,800[8]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 32.1%[8]
14.	Type of reporting person (see instructions) CO

[7]	Includes 46,396,800 ordinary shares held by Champion Education Holdings Limited. Champion Education Holdings Limited, with Zhengdong Zhu holding 80% of its equity interest and Baohong Yin holding 20% of its equity interest, may be deemed to share the voting and dispositive power over such 46,396,800 ordinary shares of the Issuer.
[8]	Based on 144,348,785 outstanding ordinary shares as of March 11, 2014, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 12, 2014.

Item 1.	Security and Issuer

This statement relates to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), and American Depositary Shares, each representing four Ordinary Shares (the “ADS” and, together with the Ordinary Shares, the “Shares”), issued by China Distance Education Holdings Limited (the “Issuer”). The Issuer’s address and principal executive office is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, People’s Republic of China.

Item 2.	Identity and Background

(a)	This statement is being filed on behalf of each of (i) Zhengdong Zhu, a citizen of the People’s Republic of China; (ii) Baohong Yin, a citizen of the People’s Republic of China; (iii) Champion Shine Trading Limited (“CST”), a British Virgin Islands company; and (iv) Champion Education Holdings Limited (“CEH”), a British Virgin Islands company (each a “Reporting Person” or collectively, “Reporting Persons”).

(b)	Zhengdong Zhu’s and Baohong Yin’s principal business addresses are the same as the Issuer’s. The principal business address of CST and CEH is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(c)	Zhengdong Zhu is the sole shareholder, executive officer, and director of CST. Zhengdong Zhu and Baohong Yin hold 80% and 20%, respectively, of the equity interest in CEH. Zhengdong Zhu and Baohong Yin are the sole shareholders, executive officers, and directors of CEH. Zhengdong Zhu’s principal occupation is serving as the Chairman and Chief Executive Officer of the Issuer. Baohong Yin’s principal occupation is serving as the Deputy Chairman of the Issuer. The principal business of CST and CEH is the acquiring, holding, managing, supervising and disposing of investments for Zhengdong Zhu and Baohong Yin.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See paragraph (a) above for the citizenship of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to Rule 13d-2 promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on December 13, 2011 (the “Initial Schedule 13D”, together with Amendment No. 1, the “Schedule 13D”). Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Initial Schedule 13D.

This Schedule 13D is being filed by the Reporting Persons to report a change in the share ownership as a result of the sale by CST of 2,000,000 ADSs, representing 8,000,000 Ordinary Shares, in an underwritten registered public offering (the “Follow-On Offering”) pursuant to the Issuer’s Registration Statement on Form F-3 (File No. 333-194058), as amended. Pursuant to the Follow-On Offering, Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) LLC (together with several underwriters named in Schedule II thereto, the “Underwriters”), entered into an underwriting agreement, dated March 11, 2014 (the “Underwriting Agreement”), with the Issuer and the selling shareholders named in Schedule I thereto (the “Selling Shareholders”). Pursuant to the Underwriting Agreement, the Underwriters agreed to purchase from the Issuer and Selling Shareholders and the Issuer and the Selling Shareholders agreed to sell to the Underwriters an aggregate of 4,000,000 ADS representing 16,000,000 shares of Ordinary Shares (the “Sale”), which includes 2,000,000 ADSs, representing 8,000,000 Ordinary Shares, sold by CST. In addition, pursuant to the Underwriting Agreement, CST granted a 30-day overallotment option to the Underwriters to purchase an additional 275,000 ADS, representing 1,100,000 Ordinary Shares, from it if such option is exercised by the Underwriters (the “Over-Allotment Option”).

Pursuant to the final prospectus (the “Offering Prospectus”) filed by the Company on March 12, 2014, the public offering price in the Follow-on Offering by the Company was $21.00 per ADS and the underwriting discount was $1.05 per ADS. Accordingly, CST sold an aggregate of 2,000,000 ADSs, representing 8,000,000 Ordinary Shares, in such Sale to the Underwriters at $21.00 per ADS and received net proceeds, after deducting underwriting discounts and commissions and expenses payable by the Issuer, of an aggregate amount of $39.9 million.

The Underwriting Agreement contains standard terms and conditions for a public offering including customary representations and warranties and indemnity provisions. The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Underwriting Agreement, the form of which is incorporated herein by reference to Exhibit 1.1 to the Company’s F-3/A filed on March 7, 2014.

The Sale was consummated on March 17, 2014.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

Each of the Reporting Persons disposed the ADSs in the ordinary course of their business pursuant to their investment objectives. With the transaction described above in Item 3, the Reporting Persons own less than 50% of the Company, which relieves them of majority control.

Item 5.	Interest in Securities of the Issuer

Subsections (a) to (c) of Item 5 of the Schedule 13D are hereby amended and restated to read as follows:

The percentages used herein are based upon 144,348,785 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus on Form 424B4 filed on March 12, 2014.

(a) Zhengdong Zhu and Baohong Yin may be deemed to have beneficial ownership of an aggregate of 63,969,481 Shares. Such Shares represent approximately 44.3% of the Ordinary Shares that are deemed to be outstanding for purposes of calculating the beneficial ownership of such persons under Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). CST and CEH may be deemed to have beneficial ownership of an aggregate of 17,402,681 and 46,396,800 Shares, respectively. Such Shares represent approximately 12.1% and 32.1%, respectively, of the Ordinary Shares that are deemed to be outstanding for purposes of calculating the beneficial ownership of such persons under Rule 13d-3(d)(1) of the Exchange Act.

(b) Zhengdong Zhu and Baohong Yin may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 63,969,481 Shares. CST and CEH may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 17,402,681 and 46,396,800 Shares, respectively.

(c) During the past 60 days, CST sold the following 2,000,000 ADSs, representing 8,000,000 Ordinary Shares, through the transaction described above in Item 3. Other than as described herein, none of the Reporting Persons entered into any transaction involving the securities that are the subject of this Schedule 13D in the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 3 with respect to the Underwriting Agreement is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement, dated as of March 20, 2014, by and among Zhengdong Zhu, Baohong Yin, CST, and CEH.

2	Underwriting Agreement, dated March 11, 2014, by and among by and among Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) LLC (together with several underwriters named in Schedule II thereto), the Company and the selling shareholders named in Schedule I thereto (incorporated by reference to Exhibit 1.1 to the registration statement on Form F-3/A filed by the Company with the Securities and Exchange Commission on March 7, 2014)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2014	Zhengdong Zhu

	By:	/s/ Zhengdong Zhu
	Name:	Zhengdong Zhu

Baohong Yin

	By:	/s/ Baohong Yin
	Name:	Baohong Yin

Champion Shine Trading Limited

	By:	/s/ Zhengdong Zhu
	Name:	Zhengdong Zhu
	Title:	Sole Director

Champion Education Holdings Limited

	By:	/s/ Zhengdong Zhu
	Name:	Zhengdong Zhu
	Title:	Director

EXHIBIT 1: Joint Filing Agreement

In accordance with Rule 13d-1(k), promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), and American Depositary Shares, each representing four Ordinary Shares of China Distance Education Holdings Limited, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of March 20, 2014.

Zhengdong Zhu

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu

Baohong Yin

By:	/s/ Baohong Yin
Name:	Baohong Yin

Champion Shine Trading Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Sole Director

Champion Education Holdings Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Director